Exhibit 10.15

The Rebensdorf Group, Inc.
260 Newport Center Drive
Suite 407
Newport Beach, CA 92660

(949) 999 0816
(949) 666 5539 fax

_____

Mr. Robert Lorsch
CEO & Chairman
MyMedicalRecords.com, Inc. (the "Company")

Dear Mr. Lorsch,

This letter agreement (the "Agreement") sets forth the terms under which the Company shall engage The Rebensdorf Group, Inc. ("TRGI") to act as financial advisor to the Company, commencing upon your acceptance of this Agreement, in connection with a private placement of up to $8.0 million of equity, debt, or a combination thereof, (a "Transaction"), on a reasonable best efforts basis on terms satisfactory to the Company.

1.   Services to be Rendered

TRGI agrees to perform such of the following advisory services related to corporate finance transactions as the Company may reasonably request including:

a)   review and analysis of the services(s) developed by the Company and assessment of opportunities related thereto;

b)   advise and assist in identifying potential investors, lenders, and other financing options available to the Company; assistance in preparation of an appropriate offering memorandum and /or executive summary for presentation to investors and lenders;

c)   advise and assist in negotiating the terms of Transactions and in evaluating the terms and conditions of Transactions, it being understood that this service shall not involve or constitute a formal opinion by TRGI as to the fairness, from a financial point of view or otherwise, of any actual or proposed Transaction,

d)   such other advisory services as may from time to time be mutually agreed upon by TRGI and the Company.

2.   Fees and Expenses

2.1 In the event a Transaction is consummated for which TRGI shall be entitled to a fee as provided for in subsection 2.3, the Company shall pay TRGI a Success Fee, on the date of execution of a definitive agreement to finance the Company, an amount equal to **Eight Per Cent** (8%) of the gross value of the Transaction, payable as follows: Four Percent of the Success fee shall be payable in cash, and warrants equal to 4% of the amount of the Transaction. In the event the Company closes a transaction with a party not originated by TRGI, and TRGI assists with the closing of such Transaction in any material fashion, then the Company shall pay TRGI a cash Advisory Fee in the amount of **Two Percent** (2%). Additionally, the Company shall pay TRGI a retainer in the amount of **$10,000** for a period of three (3) months, payable as follows: $5000 in cash on the first of each month commencing January 1, 2008, and $5000 for each month of the term deferred. Deferred retainer payments shall be paid pro rata upon the payments of other deferred management compensation and board consulting fees. The value of the retainers shall be offset from the initial Success Fee or Advisory Fee payable as the result of a completed Transaction.

2.2 TRGI shall be entitled to its fees as provide in this Section 2 in the event, within twelve months after expiration or termination of this Agreement pursuant to section 5, the Company and/or its security holders or their respective affiliates consummate a Transaction which was introduced to the Company be TRGI.

The Company agrees to notify TRGI in writing at least two weeks in advance of the closing of any Transaction.

3. Engagement

TRGI's engagement shall be non-exclusive. The Company agree to provide promptly to TRGI, in writing, the names of parties with whom the Company have had contact concerning a potential Transaction during the following periods: (i) within 12 months preceding the date of execution of' this Agreement and/or (ii) during the term of this Agreement.
.
4. Confidentiality

TRGI will exercise reasonable care to keep confidential any material, non-public information regarding the Company obtained in connection with this engagement that was either (i) heretofore obtained by TRGI from the Company in connection with discussions concerning any Transaction, or (ii) hereafter provided by the Company and, with respect to clauses (i) and (ii), identified solely for the purpose contemplated by this engagement (including, providing the information to prospective sellers unless specifically prohibited by the Company), unless otherwise expressly agreed to by the Company or required by law**.**

5. Term of Engagement

TRGI's engagement shall continue until either party terminates this Agreement. The Company or TRGI may terminate this engagement at any time, with or without cause, effective 10 days after receipt of written notice by certified or registered mail. The Company' obligations under Sections 2 and 7 shall survive the termination of this Agreement.

6. Representations and Warranties

The Company represent and warrant that this Agreement has been duly authorized and, upon due execution and delivery, will constitute a legal, valid, binding and enforceable obligation of the Company. TRGI represents and warrants that this Agreement has been duly authorized and, upon due execution and delivery, will constitute a legal, valid, binding and enforceable obligation of TRGI.

7. Miscellaneous

7.1 This Agreement may be amended only by a written agreement executed by the parties hereto notwithstanding whether a purported amendment is supported by new or additional consideration. This Agreement shall be binding on the respective successors, assigns and heirs of the parties.

7.2 Nothing contained in this Agreement shall be deemed to create any fiduciary, joint venture or partnership between the parties.

7.3 This Agreement sets forth the entire understanding of the parties and supersedes all prior agreements and understanding relating to the subject matter hereof. This Agreement may be executed in counterparts, which taken together shall constitute one and the same Agreement.

7.4 This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to principles or conflicts of law thereof.

Please confirm that the foregoing is in accordance with your understanding and agreement with TRGI by signing, dating and returning it to TRGI, whereupon it shall become a binding agreement between us as of the date of execution below by an officer of the Company.

Yours Very Truly,

/s/ George Rebensdorf

The Rebensdorf Group, Inc.

Accepted and Agreed:
MyMedicalRecords.com, Inc. (the "Company")

By: /s/ Naj Allan
Title: CFO
Date: 12/28/07